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Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: General Electric Company (GE)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

General Electric Company (GE)
Vote Yes: Item #3 – Disclosure on Net Zero Indicator

Annual Meeting: May 4, 2021

CONTACT: Lila Holzman | lholzman@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board of Directors issue a report, at reasonable expense and excluding confidential information, evaluating and disclosing if and how the company has met the criteria of the Net Zero Indicator, or whether it intends to revise its policies to be fully responsive to such Indicator.

Supporting Statement: Proponents suggest, at Company discretion, the report also include any rationale for a decision not to set and disclose goals in line with the Net Zero Indicator.

BACKGROUND

The Intergovernmental Panel on Climate Change’s (IPCC) 2018 report lays out the magnitude of the disaster facing humanity, the environment, and the economy should we not take urgent action to keep global temperature rise to 1.5 degrees Celsius, which requires achieving net-zero greenhouse gas (GHG) emissions globally by midcentury.1 Already companies are experiencing material costs and disruptions from climate change impacts, including increased frequency of extreme storms and fire events, rising temperatures, supply chain disruptions, and loss of worker productivity. The goal of limiting average global temperature rise to 1.5oC is embedded in the internationally agreed upon 2015 Paris Climate Agreement. Meeting the Paris Agreement’s 1.5oC goal is a global imperative to avoid systemic climate risks to the global economy, to General Electric (GE), and to investors and their fiduciaries.

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1 Intergovernmental Panel on Climate Change, “Global Warming of 1.5°C,“ 2018. https://www.ipcc.ch/sr15/

2021 Proxy Memo General Electric Company | Disclosure on Net Zero Indicator

Climate Action 100+ Initiative. Investors and the financial sector broadly are calling for enhanced disclosure and accelerated corporate action on the climate crisis. The steering committee of the CA100+, a coalition of more than 500 investors with over $54 trillion in assets,2 launched the Net-Zero Company Benchmark in 2020 to help investors assess and compare company progress on climate. The Benchmark calls on the largest carbon-emitting companies, including GE, to align disclosures with criteria demonstrating that companies are transitioning their enterprises in alignment with the Paris Agreement’s 1.5oC net-zero goal.3

SUMMARY

General Electric has a critical role to play in the ongoing energy transition, yet multiple GE business units are still promoting the use of carbon-intensive fossil fuels. Shareowners concerned with preventing the systemic risks associated with a rapidly warming planet seek to understand if and how GE intends to reduce the substantial contribution to climate change from its Scope 1, 2, and 3 emissions and align its emissions with the Paris Agreement’s goal. While GE has committed to achieve carbon neutrality for its facilities and operations by 2030 (Scope 1 & 2), it has not yet reported an ambition to reduce the largest component of its GHG emissions – its Scope 3 product emissions. In fact, it has yet to disclose such emissions at all.

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, GE has a clear responsibility to its investors to account for whether and how it plans to reduce its ongoing climate contributions in line with the Paris Climate Agreement.

GE is supporting this resolution. In supporting the resolution, we hope that GE will align with the criteria of the Net Zero Indicator, which calls for a commitment to net-zero emissions by 2050 or sooner across all of GE’s relevant scopes of emissions, including its product-based emissions.

RATIONALE FOR A YES VOTE:

1)    General Electric’s GHG emissions and lack of a comprehensive plan to reduce these emissions across its supply chain increase risk to GE, to the global climate, and to investor portfolios.

While GE has made encouraging strides in the wind turbine energy market, it is also continuing to rely heavily on fossil fuel-related businesses.4 GE currently fails to disclose the Scope 3 product-based emissions produced by its roughly 7,700 gas turbines installed at power plants worldwide. These plants, as well as GE’s jet engines, are substantial contributors to global carbon emissions.5

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2 https://www.climateaction100.org/

3 https://www.climateaction100.org/wp-content/uploads/2020/12/Net-Zero-Benchmark-Indicators-12.15.20.pdf

4 https://www.fastcompany.com/90374954/how-ge-invested-in-fossil-fuels-and-missed-the-opportunity-to-be-a-clean-energy-giant

5 https://www.bloomberg.com/news/articles/2020-10-15/ge-targets-carbon-neutrality-for-its-own-operations-by-2030

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2021 Proxy Memo General Electric Company | Disclosure on Net Zero Indicator

In addition, GE continues to promote natural gas as integral to GE’s long-term business strategy,6 both in the United States7 and abroad.8 If GE continues, it will lock in GHG emissions for decades into the future. This is an increasingly risky strategy in a world quickly transitioning toward net-zero emissions, and its gas power-plant division has already experienced a multiyear decline.9 GE has previously exemplified the risks of staying in a carbon-intensive business for too long – its late exit from coal resulted in considerable losses.10

We hope to see GE step up its disclosure on its plans to comprehensively reduce the full range of climate impacts across its enterprise to better position the company for the net-zero energy transition.

2)	General Electric does not provide shareholders with sufficient analysis and disclosure of whether or how it will reduce the significant GHG emissions associated with its Scope 3 operations as requested by the Net Zero Benchmark.

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest. The CA100+ Benchmark calls on all companies, including GE, to provide a plan for reducing its GHG emissions to net-zero and to provide specific climate related financial disclosures, among other elements.

A failure to disclose the company’s full range of emissions and a plan for reducing them is likely to pose material risk to GE and its shareholders. In his 2021 annual letter to CEOs, BlackRock CEO Larry Fink highlights that “companies with a well-articulated long-term strategy, and a clear plan to address the transition to net zero, will distinguish themselves with their stakeholders.”11

The Net Zero Indicator specifically seeks disclosure on whether GE has set an ambition to achieve net-zero GHG emission by 2050 or sooner and whether any such emissions abatement ambition explicitly includes Scope 1, 2 and, as importantly, Scope 3 emissions. Currently GE has only set a goal for carbon neutrality by 2030 for its Scope 1 and 2 emissions. Yet it is imperative for GE to not only look at its operational emissions, which only account for a fraction of its carbon footprint, but to be transparent about its emissions across its full value chain (Scope 3 product-based emissions are a significant portion of GE’s overall emissions).12 Only by calculating Scope 1, 2, and 3 emissions can GE understand its full climate change impact.

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6 https://www.foxbusiness.com/markets/general-electric-natural-gas-renewables-carbon-reduction-climate-change

7 https://www.powermag.com/financing-secured-for-new-gas-plant-with-ge-ha-turbines/

8 https://www.ge.com/news/press-releases/ge-secures-equipment-contract-to-power-the-biggest-power-plant-in-senegal

9 https://www.bloomberg.com/news/articles/2020-10-15/ge-targets-carbon-neutrality-for-its-own-operations-by-2030

10 https://www.cnnphilippines.com/business/2020/9/22/GE-is-getting-out-of-the-coal-power-business.html

11 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

12 https://carbon.ci/insights/tackling-scope-3-for-science-based-targets/

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2021 Proxy Memo General Electric Company | Disclosure on Net Zero Indicator

It is encouraging to see GE expanding its wind-energy turbine production and energy efficient locomotive engines, as well as other innovative renewable energy technology. Within its Renewable Energy division, GE tracks and reports revenue from its services and products. The Renewable Energy division ended 2020 with a record high $30 billion backlog and reported a 34% increase in orders, with onshore wind delivering record volume this year.13 By not extending disclosure to Scope 3 product emissions, GE cannot quantify the reduction benefits of these products, limiting the company’s ability to improve its climate reputation. If GE were to begin disclosing these emissions and establish a clear ambition in line with the Net Zero Indicator, it would be able to better highlight the positive climate impacts from what the company is doing in its Renewable Energy division and pave the way for GE to become a leader in the transition to net-zero emissions. This added transparency and quantifiable means of assessing progress across the company is critical.

3)	General Electric is falling behind its peers in addressing the impact of indirect emissions.

In comparing GE’s main divisions, including power and aviation, it is clear that peers are moving faster on climate than GE. For example, Siemens AG, Schneider Electric, Mitsubishi, and Royal Phillips have each set Science-Based Targets related to their Scope 1, 2, and 3 emissions.14 In aviation, several airlines have now committed to achieve net-zero emissions by 2050 across all emission scopes.15 Nearly 25% of CA100+ listed companies have already fully met the assessment criteria for the Net Zero Indicator.16

Despite GE’s promising headway in low-emissions products, it is a laggard in the overall climate transparency it provides to shareholders. In order to maintain a competitive edge, GE must quantify and disclose its full range of GHG emissions, including Scope 3 emissions and disclose if and how it plans to align with the CA100+ Net Zero Indicator.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on whether and how General Electric intends to align its disclosure with the Net Zero Indicator.

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13 https://www.ge.com/sites/default/files/ge_webcast_pressrelease_01262021.pdf

14 https://sciencebasedtargets.org/companies-taking-action

15 https://www.oneworld.com/news/2020-09-11-oneworld-member-airlines-commit-to-net-zero-carbon-emissions-by-2050

16 https://www.climateaction100.org/news/climate-action-100-issues-its-first-ever-net-zero-company-benchmark-of-the-worlds-largest-corporate-emitters/

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2021 Proxy Memo General Electric Company | Disclosure on Net Zero Indicator

Despite GE’s goal to reach carbon neutrality for its Scope 1 and 2 emissions by 2030, the company has yet to address its considerable product-based emissions. Only through Scope 3 disclosure and target-setting can GE assure investors it is sufficiently addressing its full climate impact and risk. GE has the experience and ability to become a leader in the global drive toward net zero; investors seek comprehensive disclosure from GE of its climate-related emissions and its plans to align with a net-zero economy.

Shareholders join GE in urging strong support for this proposal.

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For questions, please contact Lila Holzman, As You Sow, lholzman@asyousow.org

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